02047707

RECD S.E.C.

AUG 7 2002

1086

P.E.
8/1/02

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

Pacific Internet Limited
89 Science Park Drive, #02/05-06
The Rutherford, Singapore Science Park
Singapore 118261

(Indicate by check mark whether the registrant files or will file annual report under cover of Form 20-F or Form 40-F)

Form 20-F __X__ Form 40-F ________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(B) under the Securities Exchange Act 1934.)

Yes ________ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(B): 82 _______)

PROCESSED
AUG 12 2002
THOMSON FINANCIAL

SINGPR1:#23005322v92

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On August 6, 2002, Pacific Internet Limited issued the attached press release.

SINGPR1:#23005322v92

BoostWorks

Pacific Internet

Press Release

<u>For Immediate Release</u>

Pacific Internet is First ISP to Launch Web Acceleration Service in Singapore

Singapore, 6 August 2002 - Pacific Internet (NASDAQ: PCNTF), Asia's leading Internet service provider (ISP) today announced the introduction of *Speed Booster,* a new Web acceleration service which can increase Internet users' existing web surfing speed by up to four times. This service is launched in partnership with BoostWorks™, a leading provider of server-based solutions to accelerate the delivery of Web content and applications.

Speed Booster works by optimizing and compressing data for faster delivery, allowing end users to enjoy quicker access to Web pages and faster downloads, particularly for graphic intensive sites. In turn, the faster download speed translates to cost-savings for customers as this reduces telecommunication toll charges for dial-up users who have to pay time-based local call charges to access the Internet.

"We are excited and pleased to be the first ISP to introduce a web acceleration service in Singapore. As Asia's leading ISP, we are constantly looking to offer new services that will bring greater benefits and satisfaction to our customers. Our partnership with BoostWorks is part of Pacific Internet's strategy to deliver cost-effective and innovative solutions that enhance the online experience of our customers", said Mr. Sui Wee Chong, Senior Vice President, Corporate and Consumer Sales & Marketing, Pacific Internet Singapore.

Speed Booster is targeted at both dial-up and broadband subscribers, but with this new service, dial-up users will be able to experience surfing speeds comparable to a broadband connection. Today's savvy Internet users are more impatient and do not want to spend large amounts of time waiting for Web pages or data from the Internet to download. They are also constantly looking for means to access the Net faster and more efficiently, in the home or at work.

The service is based on BoostWork's flagship product, BoostWeb - a server-based software solution, which dramatically improves the response time of web site and application data for the end user. The performance enhancements result from BoostWorks' exclusive and patent-pending Intelligent Network Acceleration (INA) technology. Depending on the type of data and network speeds, pages display up to four times faster, the amount of HTTP traffic is reduced by two to seven times, and scalability of the site is significantly improved.

"BoostWorks is delighted with the opportunity to work with a leading Asian ISP like Pacific Internet. *Speed Booster* is deployed using our award winning, flagship product, BoostWeb and we are confident that Pacific Internet's customers will benefit from the improved response time for web applications," said Mr. Romain Barberis, Regional Sales Director for Asia Pacific Operations.

The monthly subscription for *Speed Booster* is $9.95 per user with a one-time activation fee of $10.00. As part of Pacific Internet's promotional offer, existing and new consumer dial-up and broadband customers will enjoy 1-month free subscription and the activation will be waived when they subscribe to Speed Booster. A free demo test of Speed Booster is available at www.pacific.net.sg.

In the near future, Pacific Internet plans to offer a tailored service for corporates.

- Ends -

About Pacific Internet Limited
Pacific Internet Limited (NASDAQ: PCNTF) is Asia's largest Internet service provider (ISP) by geographic reach with operations in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. In February 1999, Pacific Internet became the first Asian Internet company to successfully list on the NASDAQ stock exchange. The company delivers a range of end-to-end Internet access and value added services that enhance the lifestyles and workstyles of customers. Pacific Internet has won a series of accolades and awards over the years, which firmly positions the company as an industry leader in Asia. The company has been voted "Best Asian ISP" for four consecutive years in 1999, 2000, 2001 and 2002 by readers of Telecom Asia, the leading telecommunications publication from Hong Kong. Pacific Internet is committed to delivering services that customers value and helping them to harness the power of the Internet for their communication needs. For more information, please go to www.pacific.net.sg

About BoostWorks™

BoostWorks provides a suite of server-based solutions ensuring optimal performance in the "last mile" delivery of web content and applications. Its flagship product, BoostWeb, provides the most cost effective method of improving end-to-end network performance for any kind of network - Internet, Intranet, or Extranet. BoostWorks is privately held and counts 300 enterprise, ISP, wireless, and OEM customers worldwide. The company is headquartered in San Francisco, California with offices in Europe and Asia. For further information, please visit BoostWorks' web site at www.boostworks.com.

For media enquiries, please contact:

Elena Tan	Ana J. Cabrera
Pacific Internet Limited	BoostWorks Asia Pacific Limited
Mobile: (65) 9764 2523	Mobile: (63) 917 8372659
Direct: (65) 6771 0813	Phone: (632) 889 6192 Ext. 109
E-mail: elena.tan@pacific.net.sg	Email: acabrera@boostworks.com

Cautionary Statement

Statements made in this press release with respect to Pacific Internet's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as "may", "might", "seeks", "expects", "anticipates", "estimates", "believes", "projects", "plans", strategy", "forecast" and similar expressions. These statements reflect management's expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By: ______________________

Name: Tan Tong Hai

Title: President and Chief Executive Officer

Date: August 7, 2002